Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this registration statement on Form S-8 of our reports dated 23 February 2011 (31 March 2011 for the consolidating financial information included in Note 45), relating to the consolidated financial statements of The Royal Bank of Scotland Group plc (which report expresses an unqualified opinion and includes an explanatory paragraph stating that Note 45 to the financial statements was added for the inclusion of consolidating financial information in respect of The Royal Bank of Scotland plc in accordance with Regulation S-X Rule 3-10), and the effectiveness of The Royal Bank of Scotland Group plc’s internal control over financial reporting dated 23 February 2011 appearing in the Annual Report on Form 20-F for the year ended 31 December 2010.

/s/ Deloitte LLP

Deloitte LLP

Edinburgh, United Kingdom

1 June 2011